Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Media General, Inc.
Subject Company: Media General, Inc.
Commission File No. of Media General, Inc.: 001-06383

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

MEG - Media General and Young Broadcasting Merger Investor Call

EVENT DATE/TIME: JUNE 06, 2013 / 2:00PM GMT

OVERVIEW:

MEG announced on 06/06/13 of its plans to merge with Young Broadcasting.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

CORPORATE PARTICIPANTS

Lou Anne Nabhan *Media General - VP of Corporate Communications*

George Mahoney *Media General - President and CEO*

Jim Woodward *Media General - VP of Finance and CFO*

CONFERENCE CALL PARTICIPANTS

Barry Lucas *Gabelli & Co. - Analyst*

Ed Atorino *Benchmark - Analyst*

Shagun Singh *CRT Capital Group - Analyst*

Chris Paciello *PENN Capital - Analyst*

Aaron Watts *Deutsche Bank - Analyst*

Randy Baron *Pinnacle Associates - Analyst*

PRESENTATION

Operator

Good morning and welcome to the Media General investor call. My name is John and I will be your operator for today's call. At this time all participants are in listen-only mode. Later we will conduct a question-and-answer session. Please note that the conference is being recorded.

And now I will turn the call over to Lou Anne Nabhan. You may begin, Lou Anne.

Lou Anne Nabhan - *Media General - VP of Corporate Communications*

Thank you, John. Good morning, everyone. Welcome to Media General's conference call and webcast. Earlier today we announced an agreement for Media General and new Young Broadcasting to merge. The press release is on our website. A transcript of the comments from today's call will be posted immediately after the call and a replay will also be available today.

Our speakers are George Mahoney, Media General's President and Chief Executive Officer, and Jim Woodward, Media General's Vice President Finance and Chief Financial Officer.

Today's presentation contains forward-looking statements which are subject to various risks and uncertainties. They should be understood in the context of the Company's (technical difficulty) full report filed with the SEC including the section on risk factors. Media General's future performance could differ materially from its current expectations.

Let me now turn the presentation over to George.

George Mahoney - *Media General - President and CEO*

Thank you, Lou Anne, and good morning, everyone. This is a very exciting day for Media General. We are delighted to announce plans to merge with Young Broadcasting, a local broadcast television company that shares our values for providing excellent local content across stations and its digital and mobile platforms. The business combination of Media General and Young is a truly transformational event that will benefit our shareholders, employees, customers and the communities we serve.

2

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

We are thrilled to join forces with the Young team and add its great collection of stations and digital assets to ours. This merger will provide immediate accretion to free cash flow, a strong balance sheet, the opportunity to refinance debt at a much lower cost, and operating and financing synergies of between $25 million and $30 million.

Young's management and its owners share Media General's commitment to quality local journalism and to operating top-rated TV stations, making this merger a unique and compelling combination with significant growth potential. The new scale will enhance Media General's ability to participate in retransmission revenue growth, share growth of national and digital advertising, and syndicated programming purchasing. The merger adds important new political markets and increases our opportunities in key battleground states.

The new company will have an enhanced ability to participate in ongoing industry consolidation, especially the creation of duopolies.

Given attractive debt markets, the new Media General intends to pursue a total debt refinancing of approximately $900 million reflecting the total debt outstanding of both companies, call premiums on various debt issuances, a $50 million cash contribution to Media General's qualified pension plan, and transaction fees and expenses. We believe the pro forma interest expense following the refinancing would be approximately $50 million a year.

The Company will operate under the name Media General and remain headquartered in Richmond, Virginia. Media General will be led by its existing management team and will be joined by Deb McDermott and Bob Peterson from Young.

Here are some of the merger transaction details. This is 100% stock merger transaction. Media General's Class A and Class B dual class structure will be unwound as part of the merger transaction. Media General will issue 60.2 million shares to Young shareholders. On a pro forma basis, Young shareholders will hold 67.5% of the Media General shares. There are no financing contingencies tied to this transaction.

Commitment to amend the Berkshire term loan and an amendment to the Young credit facility were secured prior to the transaction's announcement. The transaction, including receipt of regulatory and Media General shareholder approval, is expected to close in late of the third quarter or early fourth quarter 2013. And this transaction has been approved by Young shareholders.

We will own or operate 30 full power TV stations across 27 markets, reaching 16.5 million US TV households. The new company will be more geographically diverse. The balance of network affiliations will include 11 CBS stations, nine NBC stations, seven ABC stations, one Fox, one CW, and one My TV. Sixteen of the 30 stations are located in the country's top 75 DMAs. Two-thirds of the stations are ranked number one or number two in their markets and several of those stations are clear number one stations in their markets.

This slide, which shows the Media General and Young stations in table form, is being provided for your reference.

I will now ask Jim Woodward, our CFO, to provide an overview of the existing and pro forma Media General.

Jim Woodward - *Media General - VP of Finance and CFO*

Thank you, George, and I am on slide seven. The new company has a strong financial profile and I will refer first to the three pie charts down the left.

2012 pro forma revenues of $605 million and adjusted EBITDA of $237 million. The 2012 adjusted EBITDA including the synergies was the $237 million. The 2012 pro forma free cash flow including synergies was $175 million.

Turning to the tables on the right and in the first column show Media General as it exists today and in the second column, we show pro forma Media General. We use 2011 and 2012 blended averages in both columns. Broadcast cash flow and EBITDA margins increased significantly under the pro forma. Free cash flow generation increases from approximately $10 million to nearly $105 million.

3

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

The merger is credit enhancing. We improved from 6.5 times net leverage today to a projected 2013 year-end net leverage of 4.3 times. And as George said, we expect to take advantage of the attractive debt markets and refinance our total debt outstanding at a much lower interest rate. This is a unique and compelling transaction which transforms both Media General and Young and provides us with the opportunity to reach new levels of performance that would not been possible for either company alone. For all of those reasons, we are very excited to have the opportunity to merge with New Young Broadcasting.

And now I will turn it back to George.

George Mahoney - *Media General - President and CEO*

Thanks, Jim. In closing, I would like to underscore our strong belief that the new Media General has outstanding prospects for increasing shareholder value. In working with the Young management and owners over the past several months, it has been clear that we share strong values for customer focus and innovation and a commitment to harnessing the future in an age of rapid change.

The new Media General will have a highly competitive broadcast platform and a strong digital focus particularly for mobile platforms. We see opportunities for organic growth and other expansion. We expect to take advantage of attractive debt markets, refinance our total debt outstanding at a much lower interest rate.

We anticipate a seamless integration of our operations and the ability to take advantage quickly of our new operating and financing synergies to realize the benefits inherent in our combination.

And now we will be pleased to take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Barry Lucas, Gabelli & Co.

Barry Lucas - *Gabelli & Co. - Analyst*

Yes, good morning and thank you. George, this is not quite the outcome we may have expected, but really quite brilliant. But a couple details and the Young stations have been on the market or purported to be on the market for quite a while, so maybe you could provide just a tad of color on how this came about?

George Mahoney - *Media General - President and CEO*

Well, I will tell you that we've been working on this for more than a quarter. I will tell you that it came about as something that as we began to talk it looked even more compelling with every day that we did talk. So it has been something that as we have gotten farther into it, we have gotten much more excited as I think you probably recognize this morning. It is a terrific transaction for Media General.

Barry Lucas - *Gabelli & Co. - Analyst*

Okay, and just in terms of the synergies, when you describe $25 million to $30 million, I am not sure that you can break it down quite so finely, but how much of that is from operations or overhead savings, because you threw in financing there, how much of that is financial? How much is sort of above the line and how much winds up below the line?

4

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

George Mahoney - *Media General - President and CEO*

I think it is fair to look at it as about a 50-50 split on that synergy spread that we gave you, Barry.

Barry Lucas - *Gabelli & Co. - Analyst*

Okay, and I will jump in the queue after this one last question. You have to be thinking about KRON in San Francisco, which was the old, old Young's (inaudible). What do you do - how do you – not what you do necessarily but how do you think about operating that weaker network affiliate in such a large market?

George Mahoney - *Media General - President and CEO*

Right, and I don't want to get too far out in front of myself but I will tell you that Young has done a terrific job taking that station from something that was in a cash flow deficit position and turning it into a cash flow positive. They run 55 hours a week of news which is remarkable for any station. They manage to do it and keep themselves as sort of a news leader in that market. And so we are very impressed with what they have managed to accomplish. I think there are lessons there for Media General maybe even for the industry.

So it is a really nice turnaround story in San Francisco and we have really grown to appreciate that.

Barry Lucas - *Gabelli & Co. - Analyst*

Okay, great. I will pass it on to someone else and get back into queue. Thank you, George.

George Mahoney - *Media General - President and CEO*

Thanks, Barry.

Operator

Ed Atorino, Benchmark.

Ed Atorino - *Benchmark - Analyst*

Retrans has become a big story for the broadcast business. Could you discuss the retrans opportunities for the combined company going forward?

George Mahoney - *Media General - President and CEO*

Sure, Ed. How are you?

Ed Atorino - *Benchmark - Analyst*

I'm doing okay. How are you?

5

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

George Mahoney - *Media General - President and CEO*

Well, I am pretty good. We have done some preliminary work on retrans and so we've put some modest numbers on retrans in those synergy numbers that we provided. The story is yet to be fully told. As you know, Media General has a lot of retransmission itself coming up and we will explore even some more of what we might be able to do on the Young side. So I don't want to get -- I don't want to put too sharp a point on it, but there are retrans synergies there and we like them a lot.

Ed Atorino - *Benchmark - Analyst*

Terrific.

Operator

Shagun Singh, CRT Capital Group.

Shagun Singh - *CRT Capital Group - Analyst*

Thanks for taking the question. I just had a quick one. What was the cash balance at Young as of the closing or early this quarter?

Jim Woodward - *Media General - VP of Finance and CFO*

I don't have that information available.

Shagun Singh - *CRT Capital Group - Analyst*

Okay. All right. That's all I have. Thanks.

Operator

Ed Atorino.

Ed Atorino - *Benchmark - Analyst*

Looking at the programming of the stations, is there any sort of automatic saving opportunities from syndication or combining shows or doing stuff like that, particularly in the prime time and news?

George Mahoney - *Media General - President and CEO*

Yes, Ed, there are. You know that scale is very important here, and so we are looking forward to working with programming. The Young stations have got a good programming lineup. As you know, we do as well. But we are beginning to explore what the opportunities might be there.

So as we get farther into the year, remember this is going to close Q3/Q4. As we get farther into the year, we will be able to put a sharper point maybe on some of that and where we see it going forward.

6

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

Operator

Barry Lucas, Gabelli & Co.

Barry Lucas - *Gabelli & Co. - Analyst*

Great. Thanks. Okay, let's see if we can dig down a little bit. It looks like by my numbers you were -- net debt at Media General at 3/31 was about $535 million and $160 million of debt at Young puts you at sort of around $700 million. You are going to up the debt level to around $900 million. So $200 million -- $50 million from the pension, the call premium on the 11 3/4 looks like that should be -- if the bonds are trading around 110 today, you are going to have to come in with about 30 million there. So that's $80 million, I'm going to guess that the Berkshire premium that you're going to have to pay is a little less than that.

But it looks like there is another $100 million of debt there, George. So if you or Jim could maybe -- unless the fees are way off the charts there, what are some of the other dollar amounts that might go into that incremental debt?

George Mahoney - *Media General - President and CEO*

It is not the fees. So let me ask Jim to give you what the full valuations are on the debt.

Jim Woodward - *Media General - VP of Finance and CFO*

The principal amount of Media General debt -- Media General's debt is $601 million, okay? That is the principal amount. If you take that -- that is the bulk of it. I think as you were describing that, Barry, I think that was the -- the balance sheet debt is the -- includes the unamortized OID and those types of things. So that is the bulk of the difference. That is the difference there.

And the premium on the Berkshire notes is $44 million and the premium -- the first call premium on the bonds is $18 million.

Barry Lucas - *Gabelli & Co. - Analyst*

Right, okay.

George Mahoney - *Media General - President and CEO*

And you saw that the number in the press release for the Young debt is 164.

Barry Lucas - *Gabelli & Co. - Analyst*

Right, okay. And just to go into the pension a bit, $50 million, I guess at 12/31 you were $160 million, $180 million or so on I believe on the unfunded liability. Is there any carryover from Young that would increase that? Maybe you can just talk about the pension obligation a bit?

George Mahoney - *Media General - President and CEO*

Be happy to. Jim is all over those numbers. Jim?

7

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

Jim Woodward - *Media General - VP of Finance and CFO*

Yes, pension. Young does have a very small pension plan related to some of the KRON employees but it is, I think, the underfunded number there is a couple million dollars. So the bulk of that is Media General's pension plan.

So yes, we're going to make that $50 million contribution to the pension plan, providing the financing markets are there, and that goes to helping address the underfunded nature of it currently. As you know that fluctuates. And just to give you a quick example of that, we don't measure this on the quarterly basis, but if we were to measure it -- have measured this, at the end of March, our unfunded pension liability would have been about $26 million less than it is now because of the investment returns and there was a slight move in the discount rate.

I just make that advertisement for those of you that like to think about the pension plan. So yes, the $50 million will put us into a funded status, and more important, a better funded status. We are well-funded right now quite frankly. But what it also do is it will impact the current or short-term and longer-term required pension plan contributions.

Barry Lucas - *Gabelli & Co. - Analyst*

Great, that was actually the next question, Jim, if $50 million in and given the performance this year, how far do you think that would carry you in terms of the mandatory contributions or voluntary contributions over the next couple of years?

Jim Woodward - *Media General - VP of Finance and CFO*

Yes, we're at a point now where we are making the required minimum contributions. We are not making any voluntary contributions. And if we put $50 million in the plan and I think it is safe for an assumption purposes, that you would have several years going out where Media General would have no or some very insignificant contributions to the pension plan.

Barry Lucas - *Gabelli & Co. - Analyst*

Okay, and last item on cap spending, you were -- we were looking at what -- $15 million-ish this year, maybe next year for Media General standalone. Looking at my old numbers from Young from way back, they had been as high as $20 million and I suspect in the financial struggle they were kind of mid single digit. Combined company, where do you think cap spending is going to wind up?

Jim Woodward - *Media General - VP of Finance and CFO*

Yes, let me answer your question. The cap spending for the combined Company we expect that to be at this point in the $22 million, $23 million to $25 million range. Now there is a reason for that because you are right, when Young Broadcasting was going through their struggles, capital spending was something they cut back on but once they came out of bankruptcy, they pushed their capital spending up, and they have made significant improvements to those assets to help them go to HD, to just do the upgrades and whatnot that they had not done while they were in bankruptcy.

So those assets -- based on our due diligence of them, we didn't find a tremendous need for capital spending to make up for the past, because the new owners had made that commitment to those stations.

Barry Lucas - *Gabelli & Co. - Analyst*

That's great, Jim. So ballpark number within $15 million and $10 million gets you to the $25 million for the two companies?

8

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

Jim Woodward - *Media General - VP of Finance and CFO*

Yes, exactly, exactly.

Barry Lucas - *Gabelli & Co. - Analyst*

Thank you.

Operator

Chris Paciello, PENN Capital.

Chris Paciello - *PENN Capital - Analyst*

Hi, guys. How you doing? Congrats on the (multiple speakers)

George Mahoney - *Media General - President and CEO*

Great, Chris. Thanks

Chris Paciello - *PENN Capital - Analyst*

Yes, congrats on the transaction. Quick question, you referenced a slide. What were those pro forma numbers again for EBITDA and free cash flow for – was it 2012?

Jim Woodward - *Media General - VP of Finance and CFO*

Yes, it is slide number 7 in the deck that was made available to you. The pro forma revenue 2012 was $605 million. The pro forma 2012 adjusted EBITDA was $237 million. And then -- let me just say - give you the other one, you didn't ask, but the 2012 pro forma free cash flow was $175 million.

Chris Paciello - *PENN Capital - Analyst*

And does that (multiple speakers)?

Jim Woodward - *Media General - VP of Finance and CFO*

That slide – you should have that deck. If you don't, it will be on the home page of the --

---

Chris Paciello - *PENN Capital - Analyst*

Okay, yes, I am trying to find it. I still can't find it. But --

---

Jim Woodward - *Media General - VP of Finance and CFO*

We will have it up there later today.

9

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

Chris Paciello - *PENN Capital - Analyst*

Okay, and is that -- the free cash flow number, is that pro forma with the $50 million of interest?

Jim Woodward - *Media General - VP of Finance and CFO*

Yes, that includes the operating synergies and the financing synergies.

Chris Paciello - *PENN Capital - Analyst*

Okay and as - did Young have any -- where do you guys stand on your NOLs? Did Young have any NOLs that you were able to bring over?

Jim Woodward - *Media General - VP of Finance and CFO*

Yes, Young does have NOLs as does Media General, and they went through -- I think it is, gosh, I'm going to be dangerous here and quote a tax code, I think it is called 382 event which does limit their NOLs, but it doesn't eliminate their NOLs. So yes, we will be able to bring over their NOLs as well as our NOLs in this transaction.

Chris Paciello - *PENN Capital - Analyst*

And do you have what pro forma that is? What that number is going to be?

Jim Woodward - *Media General - VP of Finance and CFO*

No, I don't. That is a study and a pretty complicated analysis, but no, we do not.

Chris Paciello - *PENN Capital - Analyst*

Okay, and where were you guys at at the end of the quarter?

Jim Woodward - *Media General - VP of Finance and CFO*

On what?

Chris Paciello - *PENN Capital - Analyst*

On your NOLs?

George Mahoney - *Media General - President and CEO*

It was about 300 million.

10

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

Jim Woodward - *Media General - VP of Finance and CFO*

320.

Chris Paciello - *PENN Capital - Analyst*

Yes, that is what I thought.

Jim Woodward - *Media General - VP of Finance and CFO*

Hey, just let me follow up on one thing. The deck -- the link to the slides is on the Media General homepage on our Internet site, on our website.

George Mahoney - *Media General - President and CEO*

Chris, let me just follow up one thing on the NOLs. We will have taxes shielded for a full 20 years. So we will, as we come through this, we will have more NOLs then we can use, but it is a very healthy financial position for us.

Jim Woodward - *Media General - VP of Finance and CFO*

Yes, the -- we will be able to -- there will be some shielding there for earnings.

Chris Paciello - *PENN Capital - Analyst*

Yes, and then going forward, your balance sheet will be in excellent shape. You will be generating a ton of free cash. Any thought about initiating a dividend or returning capital to shareholders? I know I'm getting a little bit ahead of ourselves; the transaction hasn't enclosed, but what is kind of your initial thoughts around that?

Jim Woodward - *Media General - VP of Finance and CFO*

And, Chris, I think you just summarized it. We don't want to get too far out in front of ourselves, but you are right, the free cash generated here is very significant over a period of five years or so it would pay down the debt that we have got right now. So it is a big number.

Chris Paciello - *PENN Capital - Analyst*

Yes, yes, all right, that does it for me. Thanks.

Operator

Aaron Watts, Deutsche Bank.

Aaron Watts - *Deutsche Bank - Analyst*

Morning, everyone. Congrats on the deal.

11

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

George Mahoney - *Media General - President and CEO*

Thank you.

Aaron Watts - *Deutsche Bank - Analyst*

A lot of sense and I just had two questions for you. You have covered a lot of ground. One follow-up on the tax question. So is it fair for me to assume that over the next several years as I think about free cash flow -- federal cash taxes are not going to be a material part of that?

George Mahoney - *Media General - President and CEO*

Jim can take that.

Jim Woodward - *Media General - VP of Finance and CFO*

you know, a material part of it? I think it is fair to say that the taxable income that the business generates, a significant portion if not -- I don't want to get too deep into it. But some of that or a significant portion of that will be shielded from income taxes by the combined NOLs.

Aaron Watts - *Deutsche Bank - Analyst*

Okay, okay, and then secondly, maybe you can just give us some color on where the affiliation agreements stands for the Young stations that you are bringing on board. How far out they go and maybe if there is reverse retrans already baked into those affiliation agreements?

George Mahoney - *Media General - President and CEO*

Jim? We may have a little bit on that, Aaron. Let me see how far Jim can go on that.

Jim Woodward - *Media General - VP of Finance and CFO*

Yes, I don't have in front of me when those network affiliation agreements expire although they are not in the near-term. As far as the reverse comp, they are paying reverse comp now so that is not something that will be an additional expense going forward.

Aaron Watts - *Deutsche Bank - Analyst*

Okay, great. I will leave it at that. Thank you.

Operator

Randy Baron, Pinnacle Associates.

Randy Baron - *Pinnacle Associates - Analyst*

Hi, good morning. I have two questions. You've talked about the pro forma 2012 number on that slide 7. Do you also have the pro forma 2011 numbers broken out? I would be curious to get the average there?

12

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

And then second question is, I just haven't been able to find the slides on the website here. So I wonder if you can just elaborate on the duopoly opportunities and how many market specifically that could be in? Thank you.

George Mahoney - *Media General - President and CEO*

All right. Well while Jim is looking at the numbers, let me tell you a little bit. So we have got duopoly -- we have got duopolies that have come in now with the Young transaction in Albany, and in Lansing, Michigan. And Media General has two stations that it is operating in Augusta, Georgia. So with the footprint that we have got, one of the first things that we will be looking for going forward is additional duopoly opportunities because of the efficiencies they provide. So we are now in a position to do some searching for those kinds of things and we shall.

Jim, do you want to look at the numbers?

Jim Woodward - *Media General - VP of Finance and CFO*

I believe the question was do we have pro forma '11? Is that what you were looking for?

Randy Baron - *Pinnacle Associates - Analyst*

Yes, I mean your website -- the press release talks about an average '11/'12 for the two companies, and so what I am trying to get out is what is the average pro forma because it seems to me that the $240 million, whatever that number is is inflated. So given that it is an even year.

Jim Woodward - *Media General - VP of Finance and CFO*

We are not -- I don't have that detail at this time and we will probably be providing more details as the process moves forward.

Randy Baron - *Pinnacle Associates - Analyst*

Well let me ask it a different way. What multiple of EBITDA and/or BCF did you pay for Young?

Jim Woodward - *Media General - VP of Finance and CFO*

You can do the math, I think. But if you look at the shares that we are paying over and you look at their $77 million worth of EBITDA and you look at the synergies that we have got, you can do the math and you will like the numbers that you come up with.

Randy Baron - *Pinnacle Associates - Analyst*

Do you expect to release those pro forma numbers for '11 at some point in the future?

Jim Woodward - *Media General - VP of Finance and CFO*

Randy, you will see a lot of numbers come out -- remember that we've got a proxy statement we have got to provide here and it is going to have a ton of numbers in it and we are beginning to crank those through right now so you're going to see a lot of detail looking back and looking out.

13

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

JUNE 06, 2013 / 2:00PM, MEG - Media General and Young Broadcasting Merger Investor Call

Randy Baron - *Pinnacle Associates - Analyst*

Okay, thank you.

Operator

(Operator Instructions).

George Mahoney - *Media General - President and CEO*

All right, well if there is no one out there, let me say we very much appreciate your tuning in. We have enjoyed talking about this this morning and we're going to continue to enjoy talking about it for a long time. This is a truly transformational event for Media General and we look at it as a perfect marriage between two like-minded broadcasters. It is a huge deleveraging event for Media General and one that gives us a really solid platform to move forward on going forward.

The next step for us is to begin to work on the debt and Jim and I are going to be on a plane tomorrow to do that very same thing. So we will -- we look forward to talking with you some more about this and appreciate your attention today. Thank you.

Operator

Thank you, ladies and gentlemen. This does conclude today's call. Thank you for participating. You may now disconnect.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2013, Thomson Reuters. All Rights Reserved.

14

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

Forward Looking Statements

Certain statements in this transcript constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or Young to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger or refinancing will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the acquisition, including timing and receipt of regulatory approvals, timing and receipt of approval by the shareholders of Media General, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this transcript include, but are not limited to, Media General’s ability to promptly and effectively integrate the businesses of the two companies, Media General’s ability to refinance the companies’ debt, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and Young, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General’s Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on form 10-Q for the quarter ended March 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  Other unknown or unpredictable factors could also have material adverse effects on Media General’s or Young’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this transcript may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this transcript. Media General undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Additional Information:

Media General plans to file a Proxy Statement/Prospectus with the Securities and Exchange Commission (SEC) in connection with the merger. In addition, Media General will file with the SEC other information and documents concerning the merger and the businesses of Media General and Young. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents will be available without charge on the SEC's web site at www.sec.gov and on Media General’s web site www.mediageneral.com.  INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Media General and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies of Media General shareholders in connection with the proposed merger. Investors may obtain more detailed information regarding the names, affiliations and interests of Media General’s directors and executive officers by reading Media General’s proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 14, 2013. Additional information regarding potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials filed by Media General with the SEC in connection with the proposed merger when they become available.